March 14, 2012

Mr. Jeffrey Gordon

Staff Accountant

United States Securities and Exchange Commission

100F St. NE

Washington, DC, 20549

(202) 551-3866

Subject: Bioshaft Water Technology, Inc. response letter to fax dated January 31, 2012, copy attached.

Dear Mr. Gordon,

This is Bioshaft’s response to your comments and the proposed resolution regarding our Auditor’s disclosures.

At this time, we would like to inform you that our current auditors, Silberstein Ungar, PLLC CPA, issued a revised report letter to amend the previous filings. Accordingly, we are in process of filing their revised report letter pertaining to the previous, April 31 2012 FY end, 10K filing as a resolution to your comments regarding File. No. 0-52393.

Furthermore, we acknowledge that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you further questions, you may contact Sam Ariss, VP of finance, at (858) 472- 2551 or fax. (858)433-2924.

Sincerely,

/s/ Imad Kamel Yassine

Imad Kamel Yassine

Chief Financial Officer, Treasurer

Bioshaft Water Technology, Inc.

1 Orchard Rd. Suite 220, Lake Forest, CA, 92630, USA, Tel. (949) 459-3557 x101, www.bioshaft.com